Exhibit 99.1

Triple Flag Reports Q3 2022 Results

TORONTO--(BUSINESS WIRE)--November 7, 2022--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) announced its results for the third quarter of 2022 and declared a dividend of US$0.05 per common share to be paid on December 15, 2022. Unless otherwise stated, all dollar amounts are expressed in US dollars.

“Our results from the third quarter of 2022 were broadly in-line with expectations and we are expecting our full-year GEOs sales to be towards the low end of our guidance range of 88,000 – 92,000 GEOs” commented Shaun Usmar, CEO. “Our portfolio has delivered year-over-year GEOs increases in gold streams and royalties to date. Silver GEOs have lagged, however, primarily due to changes in delivery timing from Cerro Lindo. Cerro Lindo is producing silver in concentrate in-line with our expectations for 2022, however a combination of a higher gold-silver ratio and changes in the quotational period associated with offtake contracts have impacted timing of our stream deliveries by several months on average. This points to a short-term timing impact in contrast to the robust underlying operational performance of the mine and portfolio as a whole. Our asset margins remain strong at 90%, our cash costs of $165 per GEO remain low, and our production base is diversified across 15 producing assets. With nearly 90% of our assets situated in the lowest half of their respective industry cost curves, our mining partners are well-positioned to weather inflationary pressures and the current volatile commodity price environment.

“We are also pleased to announce that during the quarter, shares of Triple Flag began trading on the New York Stock Exchange under the ticker TFPM, which is the same ticker under which we trade on the Toronto Stock Exchange. We enjoyed ringing the opening bell at the New York Stock Exchange on October 21, a recording of which you can view through our social media. This listing is another step in Triple Flag’s value-creation journey that we are happy to have achieved.”

Q3 2022 Financial Highlights

  Revenue of $33.8 million, compared to $37.1 million in Q3 2021.
  Gold equivalent ounces (“GEOs”)1 sold of 19,523, compared to 20,746 in Q3 2021.
  Net Earnings of $12.8 million, compared to $5.1 million in Q3 2021.
  Adjusted Net Earnings2 of $13.3 million, compared to $13.7 million in Q3 2021.
  Operating Cash Flow of $25.4 million, compared to $29.5 million in Q3 2021.
  Adjusted EBITDA3 of $26.1 million, compared to $29.5 million in Q3 2021.
  Strong Asset Margin4 of 90%, broadly in line with the same period in the prior year.
  Cash Costs per GEO5 of $165, broadly in line with the same period in the prior year.
  Quarterly dividend declared of US$0.05 per common share that will be paid on December 15, 2022.

GEOs Sold by Commodity, Revenue by Commodity, and Financial Highlights Summary Tablea

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands except GEOs, Asset Margin, Cash Costs per GEO, and per share numbers)	2022	2021	2022	2021
GEOs[1]
Gold	11,918	10,154	33,587	30,529
Silver	6,134	9,439	21,368	29,643
Other	1,471	1,153	4,188	2,825
Total	19,523	20,746	59,143	62,997

Revenue
Gold	20,605	18,171	61,205	54,981
Silver	10,605	16,891	39,159	53,363
Other	2,544	2,064	7,635	5,087
Total	33,754	37,126	107,999	113,431
Net Earnings	12,815	5,128	39,626	32,146
Net Earnings per Share	0.08	0.03	0.25	0.22
Adjusted Net Earnings[2]	13,258	13,714	43,583	44,155
Adjusted Net Earnings per Share[2]	0.09	0.09	0.28	0.30
Operating Cash Flow	25,356	29,455	81,655	91,018
Operating Cash Flow per Share	0.16	0.19	0.52	0.63
Adjusted EBITDA[3]	26,054	29,549	84,655	94,605
Asset Margin[4]	90%	91%	91%	91%
Cash Costs per GEO[5]	165	166	169	162

Corporate Updates

  Dividend: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.05 per common share that will be paid on December 15, 2022, to the shareholders of record at the close of business on November 30, 2022. This represents a yield of 1.7% based on the closing share price on November 4, 2022.
  Credit Facility Amendment: On September 22, 2022, the Company extended the maturity of the $500 million credit facility by three years to August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the credit facility remain unchanged.
  New York Stock Exchange Listing: On August 30, 2022, shares of Triple Flag began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “TFPM”, the same symbol the Company's common shares currently trade under in Canadian dollars on the Toronto Stock Exchange. Following the commencement of trading of Triple Flag’s common shares on the NYSE, Triple Flag discontinued the use of the TFPM.U ticker symbol traded in United States dollars on the Toronto Stock Exchange.

Q3 2022 Portfolio Updates

Australia:

  Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q3 2022 were 3,095 GEOs based on sales of 2,544 ounces of gold and 48,707 ounces of silver. Northparkes achieved record mill throughput during the quarter and the ramp-up of the E26 Lift 1 North Cave progressed slightly ahead of schedule. A Northparkes shipment was delayed from the third to the fourth quarter, impacting sales during the period.
  Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q3 2022 equated to 2,016 GEOs. Fosterville produced 81,801 ounces of gold in Q3 2022 and produced 294,573 ounces in the first nine months of 2022. Exploration drilling on the Fosterville mining lease and exploration licenses has totaled 118,085 meters year to date versus a budget of 203,400 meters for the full year of 2022. Step-out drilling in Q3 returned high-grade results west of the Lower Phoenix zone and identified a new mineralized structure (Cardinal zone) in the hanging wall of Lower Phoenix, highlighted by visible-gold intercepts from the Cardinal zone that include 365.5 g/t gold over 1.1 meters. Based on the expected timing of mining higher-grade stopes, Fosterville is expected to have a strong fourth quarter of 2022.
  Dargues (5.5% gross revenue (“GR”) gold royalty): Royalties from Dargues in Q3 2022 equated to 617 GEOs. Dargues produced 8,968 ounces of gold in the quarter ended September 30, 2022 compared to 11,881 ounces in the quarter ended June 30, 2022. Consent Modification was submitted to increase throughput by 17% and construction of the Stage 3 tailings storage facility embankment lift has been completed.

Latin America:

  Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q3 2022 were 4,640 GEOs based on 422,374 ounces of silver sold. Cerro Lindo produced 1.1 million ounces of silver during Q3 2022, a slight decrease from 1.2 million ounces of silver Q2 2022 but an increase from 0.9 million ounces of silver in Q3 2021. During the third quarter, exploration continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and at the Pucasalla target, 4.5 km to the northwest of the mine. There are currently five operating drill rigs. A total of 5,845 meters of exploration drilling and 13,108 meters of infill drilling were executed during the quarter, totaling 19,335 meters and 40,069 meters year to date, respectively.
  Buriticá (100% silver stream): Sales from Buriticá in Q3 2022 were 838 GEOs based on 77,546 ounces of silver sold. Production in September rebounded from reduced production in August which was affected by an illegal blockade of the mine for a period of 11 days.
  Eastern Borosi (2.0% NSR royalty): Subsequent to quarter-end, Calibre Mining Corp. ("Calibre") was granted the key environmental permits for the development and production of the open pit and underground mines within the Eastern Borosi Project from the corresponding Nicaraguan authorities. Calibre continues to advance the high-grade Eastern Borosi open pit and underground deposits that are expected to be in production during 2023 and feed into Calibre’s central Libertad processing facility. Considerable progress has been made, including the advancement of road upgrades, site development, and purchase of new mining fleet.

North America:

  Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q3 2022 equated to 733 GEOs. Young-Davidson produced 49,300 ounces of gold in Q3 2022 and produced 147,600 ounces in the first nine months of 2022, putting it on track to meet full year production guidance of 185,000 – 200,000 ounces. Underground mining rates were lower than the prior year period, averaging 7,000 tpd in the third quarter. Mining rates were impacted by scheduled maintenance downtime and increased frequency of energy reductions during periods of peak provincial electricity demand in the summer months, but are expected to increase in the fourth quarter and average 8,000 tpd.
  Pumpkin Hollow (97.5% gold and silver stream): Subsequent to quarter-end, Nevada Copper Corp. (“Nevada Copper”) signed its previously announced restart financing package in order to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this package Triple Flag will increase its existing net smelter returns royalty on the Nevada Copper’s open pit project from 0.7% to 2% for a purchase price of approximately US$26.2 million. Nevada Copper also announced the crossing of the second of three underground dikes that allows access to the higher-grade stopes of the EN Zone which represent approximately 80% of the value of the underground reserve. The underground crews have transitioned to the final dike crossing which is expected to be completed in early 2023 in preparation for the commencement of mining in the second half of 2023.
  Tamarack (1.85%b NSR nickel and copper royalty on Talon’s interest): Subsequent to quarter-end, Talon Metals Corp. (“Talon”) was selected as a recipient of the first set of projects funded by President Joe Biden’s Bipartisan Infrastructure Law to expand domestic manufacturing of batteries for electric vehicles. The application proposed an ore processing and tailings management facility located at an existing industrial brownfields site in Mercer County, North Dakota, receiving feedstock from the Tamarack mine in central Minnesota. The U.S. Department of Energy will provide a $114 million grant (estimated to be 27% of total project cost) towards project construction and execution costs for the Battery Minerals Processing Facility in North Dakota. Also during the quarter, Talon announced an updated mineral resource estimate for Tamarack. The total indicated mineral resource estimate now stands at approximately 8.56 million tonnes grading 1.73% nickel plus by-products (2.34% NiEq) containing 148,000 tonnes of nickel. This represents a 98% increase in the amount of contained nickel (in the indicated category) compared to Talon’s previous indicated mineral resource estimate.
  Gunnison (16.5% copper stream): Subsequent to quarter-end, Excelsior Mining Corp. (“Excelsior”) announced positive results from well stimulation modelling for Gunnison. Based on the successful modelling results, Excelsior will proceed to field trials in 2023, subject to EPA approval. The EPA is currently processing Excelsior's permit amendment to allow well stimulation, which is expected to be approved in Q1 2023. Field trials are planned shortly thereafter. If field tests are successful, stimulation is expected to increase the natural fracture permeability for the wellfield.

Rest of World:

  RBPlat (70% gold stream): Sales from RBPlat in Q3 2022 were 1,751 GEOs. RBPlat has completed the Maseve MF2 upgrade, is nearing the completion of the BRPM TSF expansion and has commenced a feasibility study for solar PV plant of 98MW. Operations during the quarter were interrupted by regulatory stoppages, supply chain and power supply issues, resulting a 6.2% decrease in 4E production for the third quarter, compared to the same period in 2021. Key operational focus remains geared towards re-establishing mineable face length, reduction of tip-to-face tramming distances and improving trackless fleet availability and utilization. RBPlat continues to be a take-over target for both Impala Platinum and Northam Platinum.
  ATO (25% gold stream and 50% silver stream): Sales from ATO in Q3 2022 were 2,998 GEOs based on sales of 2,927 ounces of gold and 9,214 ounces of silver. On September 26, 2022, Triple Flag entered into an agreement with Steppe Gold Ltd. (“Steppe”) to acquire a prepaid gold interest. Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe within the next 8 months. First delivery under the arrangement is expected to take place before the end of the year. Subsequent to quarter-end, Steppe provided an operations update where they announced that gold production during the quarter was up 28% from the second quarter to approximately 13,300 oz and that at September 30, total estimated recoverable gold on the leach pads is approximately 71,000 ounces.
  Orion (0.8% GRR Royalty): Orion Minerals Ltd. ("Orion") arranged an initial ZAR250 million (A$22 million) financing package to fund early works for the Prieska Copper-Zinc project in South Africa. The proceeds of the facility will be applied to mine dewatering and trial mining operations in order to complete the previously announced Early Production Plan for Prieska to Bankable Feasibility accuracy. The funding package is a condition precedent to closing our 0.8% gross revenue return royalty. Funding of the remaining US$80 million gold and silver stream remains conditional upon Orion finalizing an executable mine plan to Triple Flag’s satisfaction. We expect to fund the A$10 million for the gross revenue return royalty in the fourth quarter of 2022.

Conference Call Details

Triple Flag has scheduled an investor conference call at 10:00 a.m. ET (7:00 a.m. PT) on Tuesday, November 8, 2022, to discuss the results reported in today’s earnings announcement. The conference call will be broadcast live via a webcast and can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. Participants will be able to ask questions via the telephone dial-in.

Date and Time:	November 8th, 2022, at 10:00 a.m. ET (7:00 a.m. PT)
Live Webcast:	https://events.q4inc.com/attendee/162526193
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384
International: +1 (647) 800-3739
Conference ID: 4548984
Replay (Until November 22nd):	Toll-Free (U.S. & Canada): +1 (800) 770-2030
International: +1 (647) 362-9199
Conference ID: 4548984

Mr. James Dendle, Vice President, Evaluations & Investor Relations, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). [NTD: US references should be included in all press releases going forward.] Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for, future periods (including, but not limited to, our 2022 guidance and long-term production outlook for GEOs, our dividend policy, and our outlook for the mining sector), are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form as filed from time to time on SEDAR at www.sedar.com. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

	2022
($ thousands, except average gold price and GEOs information)	Three months ended September 30	Three months ended June 30	Three months ended March 31	Nine months ended September 30
Revenue	33,754	36,490	37,755
Average gold price per ounce	1,729	1,871	1,877
GEOs	19,523	19,507	20,113	59,143

	2021
($ thousands, except average gold price and GEOs information)	Three months ended September 30	Three months ended June 30	Three months ended March 31	Nine months ended September 30
Revenue	37,126	40,939	35,366
Average gold price per ounce	1,790	1,816	1,794
GEOs	20,746	22,537	19,714	62,997

Endnote 2: Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non‑IFRS financial measure, which excludes the following from net earnings (loss):

  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of assets/investments
  non‑recurring charges; and
  impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

($ thousands, except share and	Three months ended September 30		Nine months ended September 30
per share information)	2022	2021	2022	2021
Net earnings	$12,815	$5,128	$39,626	$32,146
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation losses	136	46	289	24
Decrease in fair value of investments	522	8,945	5,014	10,846
Increase in fair value of prepay	(215)	-	(215)	-
IPO readiness costs[1]	-	-	-	670
Income tax effect	-	(405)	968	172
Adjusted net earnings	$13,258	$13,714	$43,583	$44,155
Weighted average shares outstanding - basic	155,970,318	156,192,715	156,003,665	145,284,500
Net earnings per share	$ 0.08	$ 0.03	$ 0.25	$ 0.22
Adjusted net earnings per share	$ 0.09	$ 0.09	$ 0.28	$ 0.30
[1] Reflects charges related to a potential U.S. listing that was not pursued.

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non‑IFRS financial measure, which excludes the following from net earnings:

  income tax expense
  finance costs, net
  depletion and amortization
  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of assets/investments; and
  non‑recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
($ thousands)	2022	2021	2022	2021
Net earnings	$12,815	$5,128	$39,626	$32,146
Finance costs, net	262	494	1,241	5,071
Income tax expense	1,624	1,334	5,036	4,636
Depletion and amortization	10,910	13,602	35,763	40,915
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation loss	136	46	289	24
Decrease in fair value of investments	522	8,945	5,014	10,846
Increase in fair value of prepay	(215)	-	(215)
IPO readiness costs[1]	-	-	-	670
Adjusted EBITDA	$26,054	$29,549	$84,655	$94,605
[1] Reflects charges related to a U.S. listing that was not pursued.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

($ thousands except Gross profit	Three months ended September 30		Nine months ended September 30
Margin and Asset margin)	2022	2021	2022	2021
Revenue	$33,754	$37,126	$107,999	$113,431
Cost of sales	14,034	16,946	45,453	50,829
Gross profit	19,720	20,180	62,546	62,602
Gross profit margin	58%	54%	58%	55%
Gross profit	$19,720	$20,180	$ 62,546	$ 62,602
Add: Depletion	10,817	13,502	35,481	40,616
	30,537	33,682	98,027	103,218
Revenue	33,754	37,126	107,999	113,431
Asset margin	90%	91%	91%	91%

Endnote 5: Cash Costs and Cash Costs per GEO

Cash costs and cash costs per GEO are non-IFRS measures with no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Cash costs is calculated by starting with total cost of sales, then deducting depletion. Cash costs is then divided by GEOs sold, to arrive at cash costs per GEO. Cash costs and cash costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Management uses cash costs and cash costs per GEO to evaluate our ability to generate positive cash flow from our portfolio of assets. Management and certain investors also use this information to evaluate the Company’s performance relative to peers who present this measure on a similar basis. The following table reconciles cash costs and cash costs per GEO to cost of sales, the most directly comparable IFRS measure:

($ thousands, except GEOs	Three months ended September 30		Nine months ended September 30
and cash costs per GEO)	2022	2021	2022	2021
Cost of sales	$14,034	$16,946	$45,453	$50,829
Less: Depletion	10,817	13,502	35,481	40,616
Cash costs	3,217	3,444	9,972	10,213
GEOs	19,523	20,746	59,143	62,997
Cash costs per GEO	165	166	169	162

[a] Results are unaudited.
[b] Triple Flag’s royalty relates to Talon Metals Corp.’s interest in the Tamarack project which is premised to reach 60% after full earn-in by Talon. Talon’s interest is currently at 51%.

Contacts

Inquiries:

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk